Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The following is a list of the direct and indirect subsidiaries of PrivateBancorp, Inc. (1) as of February 28, 2017:

Legal Name of Entity	Jurisdiction of Formation or Organization
The PrivateBank and Trust Company	Illinois
PB Real Estate, LLC (2)	Illinois
PBTC & Company, L.L.C.	Illinois
Midwest Industrial Redevelopment Fund, LLC (2)	Illinois
PrivateBancorp Statutory Trust II	Delaware
PrivateBancorp Statutory Trust III	Connecticut
PrivateBancorp Capital Trust IV	Delaware
Bloomfield Hills Statutory Trust I	Delaware

(1)
PrivateBancorp, Inc. and its various subsidiaries also own and use the following trade names and trademarks: The PrivateWealth Financial Strategies Group, The Palladian PrivateBank, and The PrivateWealth Group.

(2)	The names of subsidiaries of this entity are omitted because such subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.